

May 3, 2013

Via E-mail
Douglas N. Currault II
Assistant General Counsel and Corporate Secretary
Freeport-McMoRan Copper & Gold Inc.
333 N. Central Avenue
Phoenix, Arizona 85004

> **Re: Freeport-McMoRan Copper & Gold Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-11307-01**

Dear Mr. Currault II:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A filed April 23, 2013

Executive Officer Compensation, page 9

Compensation Discussion and Analysis, page 9

1.   We note the graphs and tables depicting Total Direct Compensation on pages 12 and 23 and the graph depicting Realizable Compensation on page 25. Please confirm that in future filings you will not present these alternative tables more prominently than the Summary Compensation Table required by Item 402(c) of Regulation S-K. In addition, please confirm that in future filings you will disclose that these alternative tables are not a substitute for the Summary Compensation Table. Lastly, please confirm that in future filings you will clearly explain the differences between the compensation reflected in

Total Direct Compensation, Realizable Compensation and the Summary Compensation Table. Please provide draft disclosure. For guidance see the Staff Observations in the Review of Executive Compensation Disclosure at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director